UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

DISABOOM, INC.
Full Name of Registrant

Former Name if Applicable

7730 E. Belleview Avenue, Suite A-306
Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80111
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Because the Company is short-staffed it could not compile its financial information and corresponding disclosure contained in its quarterly report for the period ended September 30, 2009 in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.  Additionally, during and after the quarter ended September 30, 2009 the Company has been involved in negotiations with third parties related to potential transactions and those negotiations required a significant amount of management’s attention.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Theresa M. Mehringer, Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISABOOM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By /s/ John Walpuck
Date November 16, 2009	John Walpuck John Walpuck, Chief Executive Officer and Chief Financial Officer

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

The Company expects to report a decrease of approximately $95,000 in revenues for the quarter ended September 30, 2009 as compared to the comparable quarter in fiscal 2008.   However, the Company’s revenues for the nine month period ended September 30, 2009 are expected to be approximately $115,000 greater than that reported for the comparable period in fiscal 2008. Additionally, the Company expects to report a net loss of approximately $(745,000) for the quarter ended September 30, 2009 as compared to a net loss of $(2,322,753) for the comparable period in fiscal 2008.  The decrease in the Company’s net loss during fiscal 2009 is primarily the result of the significantly decreased operating expenses incurred by the Company during the period when compared to fiscal 2008.